  Exhibit 99.1

LIVEREEL MEDIA CORPORATION

333 Bay Street, Suite 1700
Toronto, Ontario M5H 2R2

NOTICE OF ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS

NOTICE IS HERBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders (the “Shareholders”) of LIVEREEL MEDIA CORPORATION (the “Corporation”) will be held at the offices of Irwin Lowy LLP, 365 Bay Street, Suite 400, Toronto, Ontario, M5H 2V1 at 10:00 a.m. (Toronto time) on Wednesday, November 22, 2017 for the following purposes:

1.
to present the audited consolidated financial statements of the Corporation for the fiscal years ended June 30, 2015 and 2016, together with the auditor’s report thereon;

2.
to re-appoint MNP LLP, Chartered Accountants, as auditors of the Corporation for the ensuring year and to authorize the directors to fix their remuneration;

3.
to elect the directors of the Corporation;

4.
to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s stock option plan, as more particularly described in the accompanying management information circular;

5.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a name change of the Corporation, as more particularly described in the accompanying management information circular;

6.
to consider and, if deemed advisable, to pass, with or without variation, a special resolution approving a consolidation of the Corporation’s common shares, as more particularly described in the accompanying management information circular; and

7.
to transact such further or other business as may be properly come before the Meeting and adjournment or adjournments thereof.

An “ordinary resolution” is a resolution passed by at least a majority of the votes cast collectively by the Shareholders who vote in person or are represented by a proxy at the Meeting who voted in respect of that resolution at the Meeting while a “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast collectively by the Shareholders who vote in person or are represented by a proxy at the Meeting who voted in respect of that resolution at the Meeting.

Any adjournment of the Meeting will be held at a time and place to be specified at the Meeting.

This Notice of Annual and Special Meeting of the Shareholders is accompanied by a form of proxy and a management information circular which describes in further detail the business to be transacted at the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, and sign the enclosed form of proxy and return it in accordance with the instructions contained therein. If you are not a registered Shareholder and receive these meeting materials through your broker or another intermediary, please complete and return the required materials in accordance with the instructions provided to you.

DATED this 20th day of October, 2017

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas M. Turner”

Thomas M. Turner
Interim Chief Executive Officer

LIVEREEL MEDIA CORPORATION

333 Bay Street, Suite 1700
Toronto, Ontario M5H 2R2

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR (the “Circular”) IS BEING FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF LIVEREEL MEDIA CORPORATION (the “Corporation”) of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) and any adjournments thereof, to be held at the offices of Irwin Lowy LLP, 365 Bay Street, Suite 400, Toronto, Ontario, M5H 2V1 at 10:00 a.m. (Toronto time) on Wednesday, November 22, 2017, for the purposes set forth in the enclosed notice of annual and special meeting (the “Notice of Meeting”). Proxies will be primarily solicited by mail and may also be solicited personally or by telephone by the directors and/or officers of the Corporation, at nominal cost. The cost of solicitation will be borne by the Corporation.

The Corporation may also pay the reasonable costs incurred by persons who are the registered but not the beneficial owners of common shares in the capital of the Corporation (the “Common Shares”) (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Meeting and form of proxy (the “Proxy”) to the beneficial owners of such Common Shares. The Corporation will provide, without cost to such persons, upon request to the Corporate Secretary of the Corporation, additional copies of the foregoing documents required for this purpose.

No person is authorized to provide any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation shall not be relied upon as having been authorized.

In this Circular, unless otherwise indicated, all dollar amounts (“$”) are expressed in Canadian dollars.

APPOINTMENT, VOTING AND REVOCATION OF PROXIES

Appointment

The individuals named in the accompanying Proxy are directors and/or officers of the Corporation (the “Management Designees”). A shareholder of the Corporation (each, a “Shareholder”) wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying Proxy and inserting the desired person’s name in the blank space provided in the Proxy or by completing another form of proxy. Such Shareholder should first notify such person of his appointment and obtain his consent to act as a proxyholder. In any case, the Proxy should be dated and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized.

A Shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit their duly executed Proxy with the Corporation’s registrar and transfer agent, TSX Trust Company, at its Toronto office located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1 not later than 10:00 a.m. (Toronto time) on November 20, 2017 or, if the meeting is adjourned not later than 48 hours, excluding weekends and holidays, preceding the time of such adjourned meeting.

Voting

Each Shareholder may instruct his proxy how to vote his Common Shares by marking the Proxy as applicable. All Common Shares represented at the Meeting by properly executed Proxies will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares represented by the Proxy will be voted accordingly. In the absence of any such specification of voting on the Proxy, the Management Designees named in the Proxy will vote in favour of the matters set out therein.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or of other matters which may be presented to the Meeting.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the Corporation’s registrar and transfer agent, TSX Trust Company, at its Toronto office located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. The information set forth in this section is of significant importance to many beneficial shareholders as a substantial number of shareholders do not hold their Common Shares in their own name. Some of the beneficial holders of Common Shares of the Corporation are “non-registered” shareholders as their Common Shares are not registered in their own names but rather are instead registered in the name of a bank, trust company or brokerage firm from whom they purchased the Common Shares (referred to in this Circular as “Beneficial Shareholders”). Such Beneficial Shareholders should note that only proxies deposited by Shareholders whose names appear on the records maintained by the Corporation’s registrar and transfer agent as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder’s name. Such shares are more likely to be registered under the names of the Beneficial Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc. (“CDS”), which acts as nominee for many Canadian banks, trust companies and brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for, against or withheld from voting resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS are held. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. The purpose of the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is limited to instructing the registered Shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (a “VIF”), mails the VIF to the Beneficial Shareholders and requests the Beneficial Shareholders to return the VIF forms to Broadridge or otherwise communicate voting instructions to Broadridge by way of the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a Broadridge VIF cannot use that form to vote directly at the Meeting. The VIF must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted. If you have any questions with respect to the voting of Common Shares held through a broker or other intermediary, please contact your broker or other intermediary directly for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. If a Beneficial Shareholder wishes to attend and vote at the Meeting in person, the Beneficial Shareholder must insert his or her own name as appointee in the blank space of the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

All references to Shareholders in this Circular and the accompanying Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

RECORD DATE

The Corporation has fixed October 18, 2017 as the record date (the “Record Date”) for the purposes of determining holders of Common Shares entitled to receive notice of the Meeting. Registered holders of Common Shares, as shown on the shareholders’ list prepared as of the Record Date will be entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date hereof, the Corporation has issued and outstanding 31,202,854 fully paid and non-assessable Common Shares, each of such Common Shares carrying the right to one vote. The Corporation has not issued any other class of voting securities.

Principal Holders of Voting Securities

As of the Record Date, to the best knowledge of the directors and executive officers of the Corporation, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation, except as follows:

Name of Holder	Number of Common Shares Owned	Percentage of Outstanding Shares
GraySim Family Trust	5,895,046	18.89%
2364201 Ontario Corp.	5,895,046	18.89%
T3 Research, LLC	2,947,523	9.45%(1)

Notes:
(1)
T3 Research, LLC is a private holding company controlled by Thomas (Taz) M. Turner, Jr. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.

DATE OF INFORMATION

Unless otherwise specified herein, the information contained in this Circular is given as of October 20, 2017.

MATTERS TO BE ACTED UPON AT THE MEETING

1.
Financial Statements

The Corporation’s audited consolidated financial statements of LiveReel Media Corporation for the years ended June 30, 2015 and 2016, together with the auditor’s report thereon will be presented at the Meeting, provided, however, that no vote with respect thereto is required. These financial statements have been filed on SEDAR at www.sedar.com and accompany this Circular for those Shareholders who have requested a copy.

2.
Appointment of Auditors

It is proposed that MNP LLP, Chartered Accountants, be re-appointed as auditors of the Corporation to hold such office until the next annual meeting of Shareholders or until their successors are elected or appointed and that the board of directors (the “Board of Directors” or the “Board”) of the Corporation be authorized to fix the remuneration of the Auditors.

Unless the Shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed Proxy intend to vote FOR the reappointment of MNP LLP, Chartered Accountants, to serve as the auditor of the Corporation until the next annual meeting of the Shareholders and to authorize the directors of the Corporation to fix the auditor’s remuneration.

3.
Election of Directors

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless expressly directed to the contrary in the Proxy, the persons named in the enclosed Proxy intend to vote FOR the election of each of the six proposed nominees whose names appear below as directors or proposed directors of the Corporation.

Management of the Corporation (“Management”) does not contemplate that any of the nominees will be unable to serve as a director, however, if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the Proxy to vote for the election of any other person or persons in place of any nominee or nominees who are unable to serve in such capacity. Each elected director will hold office until the next annual meeting of Shareholders of the Corporation or until his or her successor is duly elected or appointed, unless his or her office is earlier vacated in accordance with the by-laws of the Corporation.

The following table contains certain information in connection with the persons proposed for nomination as directors. The principal occupation and Common Shares beneficially owned or over which control or direction is exercised by the nominees for election as directors is in each instance based upon information provided by the person to whom such information relates.

Name, Residence and Position with the Corporation(1)	Principal Occupation during the past five years	Director Since	Number of Shares owned(2)
Graham Simmonds(6) Toronto, Ontario, Canada Director, Former Chief Executive Officer
Director of the Corporation (since March 2015) and former CEO of the Corporation (March 2015 – September 2017); Chairman and CEO of Gilla Inc. (Chairman since May 2015, Director and CEO since November 2012); Director, CEO and CFO of Baymount Incorporated (Director and CEO since August 2005, CFO since June 2010), CEO of Prime City One Capital Corp. (since July 2016), Chairman of DealNet Captial Corp. (May 2008 – September 2014).
		March 10, 2015	1,858,334(3)
Ashish Kapoor(6) Toronto, Ontario, Canada Director, Chief Financial Officer, Corporate Secretary
Director, CFO and Corporate Secretary of the Corporation (since March, 2015); CFO and Corporate Secretary of Gilla Inc. (CFO since November 2012, Corporate Secretary since May 2015); Director of The Mint Corporation (since July 2014); CFO of DealNet Capital Corp. (January 2013 – October 2015); CFO of Transeastern Power Trust (May 2014 – April 2015); Senior Vice President of Telecom, Media, Entertainment and Technology of Macquarie Capital Markets Canada Ltd. (August 2002 - March 2012).
		March 10, 2015	5,895,046(4)
Henry J. Kloepper(6) Toronto, Ontario, Canada Director
Director of the Corporation (since March 2015); CEO of Captor Capital Corp. (since December 2012); Director of Kure Technologies Inc. (since May 2015); Director of URU Metals Ltd. (since June 2017); CEO of Frontier Lithium Inc. (June 2011 – February 2017).
		March 10, 2015	Nil
Thomas (Taz) M. Turner, Jr. Wrightsville Beach, North Carolina, USA Proposed Nominee, Interim Chief Executive Officer	Interim CEO of the Corporation (since September 2017); Founder and General Partner of Southshore Capital Partners, LP (since December 2009).	N/A	2,947,523(5)
Eric Lowy Toronto, Ontario, Canada Proposed Nominee
Mr. Lowy is a partner at Irwin Lowy LLP, a law firm, and has held this position since August 2007. He has extensive experience advising public and private companies on corporate finance and merger and acquisition transactions, as well as securities law and public company governance and regulation. Mr. Lowy has served or serves as a director and officer of several public and private companies.
		N/A	Nil
Nathan Nienhuis Annapolis, Maryland, USA Proposed Nominee
Mr. Nienhuis is the founder, treasurer and COO of PharmaCulture Corp. since October 2015. He has extensive experience consulting to public and private companies on general operations, design and facility infrastructure, and product development. Mr. Nienhuis has served as a consultant to various public and private companies since 2010.
		N/A	Nil

Notes:
(2)
The information as to province or state and country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3)
The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(4)
Includes 1,858,334 Common Shares owned by The Woodham Group Inc. Mr. Simmonds is one the beneficiaries of GraySim Family Trust, a discretionary family trust, which holds 5,895,046 Common Shares. Mr. Simmonds is not a trustee of GraySim Family Trust and has no control or direction over the Common Shares beneficially owned by it.
(5)
Includes 5,895,046 Common Shares owned by 2364201 Ontario Corp.
(6)
Includes 2,947,523 Common Shares owned by T3 Research, LLC. Mr. Turner also may be seen to have control or direction over an additional 2,947,523 Common Shares held by Southshore Capital Partners, LP, a private investment fund.
(7)
Current member of the Audit Committee.

As a group, the proposed directors beneficially own, control or direct, directly or indirectly, 10,700,903 Common Shares, representing 34.29% of the issued and outstanding Common Shares as of the date hereof.

Cease Trade Orders or Bankruptcies

Except as set out below, no proposed director of the Corporation (nor any personal holding company of any such proposed director):

(i)
is as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an “Order”), that was issued while that person was acting in that capacity; or

(b)
was the subject of an Order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in such capacity;

(ii)
is as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(iii)
has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director; or

(iv)
has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

4.
Approval of the Stock Option Plan

At the Meeting, the Shareholders of the Corporation will be asked to consider and, if thought fit, to pass an ordinary resolution (the “Stock Option Plan Resolution”) to approve and adopt the Corporation’s stock option plan (the “Stock Option Plan”), a copy of which is annexed to this Circular as Appendix “A”, in the following form, subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.
the Stock Option Plan of the Corporation as described in this Circular as Appendix “A” be and is hereby approved by the Shareholders of the Corporation; and

2.
any director or officer of the Corporation be and is authorized, instructed and empowered, acting for, in the name of and on behalf of the Corporation, to do or to cause to be done all such other acts and things in the opinion of such director or officer of the Corporation as may be necessary or desirable to satisfy securities and corporate regulators and in order to fulfill the intent of this foregoing resolution.”
Approval of the Stock Option Plan Resolution

In order to pass the resolution to approve and adopt the Stock Option Plan, a majority of the votes cast collectively by the Shareholders who vote in person or are represented by proxy at the Meeting must be voted in favour of the Stock Option Plan Resolution.

Unless the Shareholder directs that his or her Common Shares should be voted against the foregoing ordinary resolution to approve and adopt the Stock Option Plan, the persons named in the enclosed Proxy intend to vote FOR the approval of such resolution.

5.
Approval of a Name Change

Background

In connection with the repositioning of the Corporation, the Board of Directors proposes that the name of the Corporation be changed. Shareholders will be asked to consider and, if thought fit, to pass a special resolution (the “Name Change Resolution”) as set forth below hereto authorizing the Board of Directors, in its sole discretion, to change the name of the Corporation to “CordovaCann Corp.” or to such other name as the Board of Directors, may approve, without further approval of the Shareholders. Notwithstanding approval of the name change by Shareholders, the Board of Directors may, in its sole discretion, revoke the Name Change Resolution, and abandon the name change without further approval or action by or prior notice to Shareholders.

Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed to be advisable, approve the Name Change Resolution as a special resolution, in the following form, subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the Corporation's articles of incorporation be amended pursuant to Section 173(1)(a) of the Canada Business Corporations Act (the “CBCA”) to change the name of the Corporation from “LiveReel Media Corporation” to “CordovaCann Corp.” or to such other name as may be approved by the Board of Directors of the Corporation, without further approval of the Shareholders of the Corporation;

2.
notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the Board of Directors of the Corporation be and are hereby authorized and empowered to revoke this resolution at any time prior to the endorsement by a director under the CBCA of a certificate of amendment of articles giving effect to the foregoing amendment to the articles of the Corporation, without further approval of the Shareholders of the Corporation; and

3.
any director and/or officer of the Corporation be and such director or officer of the Corporation is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or to cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfil the intent of the foregoing paragraphs of this resolution including, without limitation, the filing of articles of amendment, in duplicate, with the director under the CBCA.”

Approval of the Name Change Resolution

In order to pass the special resolution to amend the Corporation’s articles of incorporation, to change the name of the Corporation, at least two thirds of the votes cast collectively by the Shareholders who vote in person or are represented by proxy at the Meeting must be voted in favour of the Name Change Resolution. If Name Change Resolution to amend the articles of incorporation does not receive the requisite Shareholder approval, the Corporation will continue with its present name.

Unless the Shareholder directs that his or her Common Shares should be voted against the foregoing special resolution amending the Corporation’s articles of incorporation, the persons named in the enclosed Proxy intend to vote FOR the approval of such resolution.

In the event that the Corporation proceeds with a name change, letters of transmittal will be made available to holders of Common Shares for use in transmitting their share certificates to the Corporation’s registrar and transfer agent, TSX Trust Company, in exchange for new certificates of the Corporation as renamed. Such letters of transmittal will be provided to Shareholders by TSX Trust Company or the Corporation on request. Once a certificate of amendment of articles is obtained and properly completed, letters of transmittal together with any share certificates representing Common Shares issued prior to the name change that have been received in accordance with instructions contained in the letters of transmittal, certificates for the appropriate number of Common Shares reflecting the new name of the Corporation will be issued.

6.
Consolidation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Consolidation Resolution”) authorizing the consolidation of the issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for up to every five (5) pre-consolidation Common Shares (the “Consolidation”), with the actual consolidation ratio to be determined by the Board following the Meeting, provided that such ratio shall not exceed five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share of the Corporation. The Corporation’s name will not change in connection with the Consolidation, unless the Shareholders approve the Name Change Resolution and the Board determines to effect the name change either separately or together with the Consolidation.

Notwithstanding approval of the Consolidation by Shareholders, the Board may, in its sole discretion determine not to proceed with the Consolidation at any time, without the approval or further approval or action by, or prior notice to the Corporation’s Shareholders.

Reasons for the Consolidation

The potential benefits of the Consolidation continue to include:

(a)
Dilutive Transaction. The Board believes that Shareholder approval of the Consolidation Resolution is advisable so as to enable the Corporation to pursue future business opportunities, which may have a dilutive effect on Shareholders (each, a “Dilutive Transaction”). In the event that the Corporation enters into a Dilutive Transaction, the Consolidation may lead to increased interest by a wider audience of potential investors, resulting in a more efficient market for the Common Shares.

(b)
Attracting Greater Investor Interest. The current share structure of the Corporation makes it more difficult to attract the additional equity financing required to maintain the Corporation with certain investors. A Consolidation may have the effect of raising, on a proportionate basis, the price of the Common Shares, which could appeal to certain investors that find shares valued above certain prices to be more attractive from an investment perspective.

(c)
Improving the Prospects of Raising Additional Capital. The higher anticipated price of the post-consolidation Common Shares will allow the Corporation to raise additional capital through the sale of additional Common Shares at a higher price per Common Share than would be possible in the absence of the Consolidation.

Prior to making any amendment to the Corporation’s articles of incorporation to effect the consolidation of Common Shares, the Corporation shall first be required to obtain any and all applicable regulatory and exchange approvals. The Board believes Shareholder approval of a maximum potential consolidation ratio (rather than a single consolidation ratio) of five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share of the Corporation provides the Board with flexibility to achieve the desired results of the Consolidation.

If the Consolidation Resolution is approved, the Consolidation would be implemented, if at all, only upon a determination by the Board that the Consolidation is in the best interests of the Corporation at the appropriate time. In connection with any determination to implement a Consolidation, the Corporation’s Board will set the timing for such a Consolidation and select the specific ratio from within the range for a ratio set forth in the Consolidation Resolution. No further action on the part of Shareholders would be required in order for the Board to implement the Consolidation.

Certain Risks Associated with the Consolidation

Implementation of the Consolidation is not likely to have a material effect on the actual or intrinsic value of the business of the Corporation, the Common Shares, or on a Shareholder's proportional ownership in the Corporation. However, there can be no assurance that the total market capitalization of the Corporation’s Common Shares (the aggregate value of all the Corporation’s Common Shares at the then market price) immediately after the Consolidation will be equal to or greater than the total market capitalization immediately before the Consolidation. In addition, there can be no assurance that the market price of the Corporation’s Common Shares following the Consolidation will be higher than the per share market price immediately before the Consolidation or equal or exceed the direct arithmetical result of the Consolidation. In addition, a decline in the market price of the Corporation’s Common Shares after the Consolidation may result in a greater percentage decline than would occur in the absence of a Consolidation and the liquidity of the Corporation’s Common Shares could be adversely affected.

The Board does not expect the Consolidation to result in the interests of any or a material number of Shareholders to be eliminated as a result of the Consolidation. However, the Consolidation may result in some Shareholders owning "odd lots" of less than one hundred (100) Common Shares on a post-consolidation basis. Odd lots may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares in “board lots” of even multiples of one hundred (100) Common Shares.

Principal Effects of the Consolidation

As of October 20, 2017, the Corporation had 31,202,854 Common Shares issued and outstanding. Following the completion of the proposed Consolidation, the number of Common Shares of the Corporation issued and outstanding will depend on the ratio selected by the Board. The following table sets out the approximate number of Common Shares that would be outstanding as a result of the Consolidation at different suggested ratios. As outlined in the special resolution below, the final ratio of post-consolidation Common Shares of the Corporation that are issued in exchange for pre-consolidation Common Shares will be determined by the Board.

Proposed Consolidation Ratio(1)	Approximate Number of Outstanding Post-Consolidation Common Shares(2)
2:1	15,601,427
3:1	10,400,951
4:1	7,800,714
5:1	6,240,571

Notes:
(1)
The ratios above are for illustrative purposes only and are not indicative of the actual ratio that may be adopted by the Board to effect a Consolidation.
(2)
Based on the issued and outstanding number of Common Shares as at October 20, 2017.

If approved and implemented, the Consolidation will occur simultaneously for all of the Common Shares and the consolidation ratio will be the same for all of such Common Shares. Except for any variances attributable to fractional shares, the change in the number of issued and outstanding Common Shares that will result from the Consolidation will cause no change in the capital attributable to the Common Shares and will not materially affect any Shareholder's percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Common Shares.

The Consolidation will not materially affect any Shareholder's proportionate voting rights. Each Common Share outstanding after the Consolidation will be entitled to one vote, and will be fully paid and non-assessable.

The implementation of the Consolidation would not affect the total Shareholders' equity of the Corporation or any components of Shareholders' equity as reflected on the Corporation's financial statements except: (i) to change the number of issued and outstanding Common Shares; and (ii) to change the stated capital of the Common Shares to reflect the Consolidation.

Each stock option, or other security of the Corporation convertible into pre-consolidation Common Shares (each, a “Convertible Security”) that has not been exchanged or cancelled prior to the effective date of the implementation of the Consolidation will be adjusted pursuant to the terms thereof on the same exchange ratio as described above, and each holder of pre-consolidation Convertible Securities will become entitled to receive post-consolidation Common Shares of the Corporation pursuant to such adjusted terms.

No Fractional Shares to be Issued

No fractional Common Shares of the Corporation will be issued upon the Consolidation. In the event that the Consolidation would otherwise result in the issuance of a fractional share, such fraction will be rounded to the next lowest whole number of Common Shares.

Implementation

The implementation of the special resolution is conditional upon the Corporation obtaining the necessary regulatory consents. The special resolution provides that the Board is authorized, in its sole discretion, to determine not to proceed with the proposed Consolidation without further approval of the Corporation’s Shareholders. In particular, the Board may determine not to present the special resolution to the Meeting or, if the special resolution is presented to the Meeting and approved, may determine after the Meeting not to proceed with completion of the proposed Consolidation and filing the articles of amendment. If the Board does not implement the Consolidation within twenty-four (24) months of the Meeting, the authority granted by the special resolution to implement the Consolidation on approved terms would lapse and be of no further force or effect.

Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed to be advisable, approve the Consolidation Resolution as a special resolution, in the following form, subject to such amendments, variations or additions as may be approved at the Meeting:

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the Corporation's articles of incorporation be amended pursuant to Section 173(1)(h) of the CBCA to effect a consolidation of all of the issued and outstanding Common Shares of the Corporation on the basis of a ratio of up to five (5) pre-consolidated Common Shares for one (1) post-consolidation Common Share of the Corporation; provided, however, that holders of Common Shares shall not be entitled to receive any fractional Common Share of the Corporation following the Consolidation and any fraction must be cancelled by the Corporation;

2.
the Board of Directors of the Corporation, in their sole and complete discretion, are authorized and empowered to act upon this resolution to effect a consolidation and to determine the actual consolidation ratio; provided, however, that such ratio not to exceed five (5) pre-consolidation Common Shares for one (1) post-consolidation Common Share of the Corporation;

3.
no fractional post-consolidation Common Shares of the Corporation will be issued and no cash will be paid in lieu of fractional post-consolidation Common Shares of the Corporation, such that fractional post-consolidation Common Shares will be rounded to the next lowest whole number;

4.
the effective date of such consolidation shall be the date shown in the certificate of amendment issued by a Director appointed under the CBCA or such other date indicated in the articles of amendment provided that, in any event, such date shall be prior to twenty-four (24) months from the date of the Meeting and if not implemented within such twenty-four (24) month period the authority granted by this resolution to effect a consolidation on the foregoing terms will lapse and be of no further force or effect;

5.
notwithstanding that this resolution has been duly passed by the Shareholders of the Corporation, the Board of Directors of the Corporation be and are hereby authorized and empowered to revoke this resolution at any time prior to the endorsement by a director under the CBCA of a certificate of amendment of articles giving effect to the foregoing amendment to the articles of the Corporation, without further approval of the Shareholders of the Corporation; and

6.
any director and/or officer of the Corporation be and such director or officer of the Corporation is hereby authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered any and all such documents and instruments and to do or to cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to fulfil the intent of the foregoing paragraphs of this resolution including, without limitation, the filing of articles of amendment, in duplicate, with the director under the CBCA.”

Approval of the Consolidation Resolution

Management and the Board of Directors believe that the Consolidation is in the best interests of shareholders and the Corporation. The Board of Directors has unanimously approved the Consolidation, and recommends that shareholders vote FOR the Consolidation Resolution.

In order to pass the special resolution to amend the Corporation’s articles of incorporation, to effect a consolidation of all of the issued and outstanding Common Shares of the Corporation, at least two-thirds of the votes cast collectively by the Shareholders who vote in person or are represented by proxy at the Meeting must be voted in favour of the Consolidation Resolution.

Unless the Shareholder directs that his or her Common Shares should be voted against the foregoing special resolution amending the Corporation’s articles of incorporation, the persons named in the enclosed Proxy intend to vote FOR the approval of such resolution.

If the Consolidation is approved by Shareholders and implemented by the Board, registered Shareholders will be required to exchange their share certificates representing pre-consolidation Common Shares for new share certificates representing the number of post-consolidation Common Shares of the Corporation to which they are entitled.

In the event that the Corporation proceeds with the Consolidation, letters of transmittal will be made available to holders of Common Shares for use in transmitting their share certificates to the Corporation’s registrar and transfer agent, TSX Trust Company, in exchange for new certificates of the Corporation evidencing the appropriate number of post-consolidation Common Shares of the Corporation. Such letters of transmittal will be provided to Shareholders by TSX Trust Company or the Corporation on request. Once a certificate of amendment of articles is obtained and properly completed, letters of transmittal together with any share certificates representing Common Shares issued prior to the Consolidation that have been received in accordance with instructions contained in the letters of transmittal, certificates for the appropriate number of post-consolidation Common Shares of the Corporation will be issued.

Beneficial Shareholders holding their Common Shares through an intermediary, such as a bank, broker, or other nominee, should note that intermediaries may have different procedures for processing the Consolidation than those that will be put in place by the Corporation for registered Shareholders. If you hold your Common Shares with an intermediary and you have questions in this regard, you are encouraged to contact your intermediary.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

7.
Other Matters

Management has no knowledge of any other matters to come before the Meeting, other than those referred to in the Notice of Meeting. In the event that any other matters properly come before the Meeting, the Common Shares represented by the Proxies solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxies.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, “Named Executive Officer” or “NEO” of the Corporation means the following individuals: (i) a chief executive officer (“CEO”); (ii); a chief financial officer (“CFO”); (iii) each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and (iv) each individual who would be a NEO under (iii) except that the individual was neither an executive officer of the Corporation nor acting in a similar capacity at the end of the most recently completed financial year.

During the year ended June 30, 2017, the Corporation had the following three NEO’s: Ashish Kapoor, CFO, Corporate Secretary, Director; and Graham Simmonds, Director and Former CEO.

Director and Named Executive Officer Compensation

Director and named executive officer compensation, excluding options and compensation securities

The following table sets forth the compensation paid by the Corporation to the Named Executive Officers and Directors for the two most recently completed financial years of the Corporation, excluding options and compensation securities (see “Statement of Executive Compensation – Stock options and Other Compensation Securities” below):

Table of compensation excluding compensation securities
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Graham Simmonds(1) Director and Former CEO	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Ashish Kapoor(2) Director, CFO and Corporate Secretary	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Henry J. Kloepper(3) Director	2017 2016	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

Notes:
(1)
Mr. Simmonds was appointed as a Director and Chief Executive Officer of the Corporation on March 10, 2015. Mr. Simmonds resigned as Chief Executive Officer of the Corporation and was replaced by Mr. Turner as Interim Chief Executive Officer on September 22, 2017. Mr. Simmonds continues to serve as a Director of the Corporation and is not currently compensated with respect to such appointment.
(2)
Mr. Kapoor was appointed as a Director, Chief Financial Officer and Corporate Secretary of the Corporation on March 10, 2015 and is not currently compensated with respect to any of such appointments.
(3)
Mr. Kloepper was appointed as a Director of the Corporation on March 10, 2015 and is not currently compensated with respect to such appointment.

Stock options and Other Compensation Securities

The following table sets out for each NEO and Director of the Corporation all options and other compensation securities (none) granted or issued to such NEO and Director in the most recently completed financial year for services provided or to be provided, directly or indirectly, to the Corporation.

Compensation Securities
Name and position	Type of compensation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry date
Graham Simmonds(1) Director and Former CEO	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ashish Kapoor(1) Director, CFO and Corporate Secretary	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Henry J. Kloepper(1) Director	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)
As at June 30, 2017, none of the NEOs or Directors of the Corporation held any stock options or other compensation securities of the Corporation.

Stock Option Plan

At the Meeting, the Shareholders of the Corporation will be asked to pass an ordinary resolution to approve and adopt the Stock Option Plan (see “Matters To Be Acted Upon At The Meeting - Approval of the Stock Option Plan”), the proposed terms of the Stock Option Plan are annexed to this Circular as Appendix “A”. The Corporation has no stock option agreements made outside of the Stock Option Plan providing for the grant of stock options, stock appreciation rights, deferred share units or restricted stock units.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of the Corporation’s financial year ended June 30, 2017, all information required in connection with compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities remaining available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders(1)	N/A	N/A	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	N/A	N/A	N/A

Notes:
(1)
The Stock Option Plan is a “rolling” stock option plan under which options may be granted to “Eligible Persons” in respect of authorized and unissued Common Shares, provided that, the aggregate number of Common shares reserved by the Corporation for issuance and which may be purchased upon the exercise of all options does not exceed 10% of the Common Shares outstanding at the time of granting of options (calculated on a non-diluted basis). See “Stock Option Plan” above and “Matters To Be Acted Upon At The Meeting - Approval of the Stock Option Plan”.

Employment, Consulting and Management Agreements

As of the Corporation’s financial year ended June 30, 2017, the Corporation has not entered into any employment, consulting or management agreements with any of the Corporation’s NEOs or Directors.

Oversight and Description of Director and NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the Corporation’s executive compensation.

The Corporation recognizes that remuneration plays an important role in attracting, motivating, rewarding and retaining knowledgeable and skilled individuals to the Corporation’s management team. However, the Corporation has not, as yet, generated any significant income or cash flow from operations and operates within limited financial resources to ensure that funds are available to advance the Corporation’s business. The Board of Directors has to consider not only the financial situation of the Corporation at the time of the determination of executive compensation, but also the estimated financial situation in the mid and long-term. As at the date of this Circular, the Corporation has entered into any employment, consulting or management agreements with its NEOs or Directors. The Board of Directors plans to ensure that, at all times, its compensation arrangements adequately reflect the responsibilities and risks involved in being an effective director or officer of the Corporation.

Given the Corporation’s size and stage of operations, the Board of Directors does not have a separate compensation committee and such functions are addressed by the entire Board.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Corporation is governed by its Audit Committee Charter, a copy of which is annexed to this Circular as Appendix “B”.

Composition of the Audit Committee

The current members of the Corporation’s Audit Committee are Henry J. Kloepper, who is also the Chair of the Audit Committee, Graham Simmonds, and Ashish Kapoor. Mr. Kloepper is “independent” within the meaning of National Instrument 52-110 – Audit Committees (“NI 52-110”). All of the members of the Audit Committee are financially literate as defined by NI 52-110. The Board expects that, following the Meeting, the Audit Committee will consist of Mr. Kloepper, Mr. Lowy and Mr. Nienhuis, none of whom are executive officers of the Corporation.

Relevant Education and Experience

Mr. Kloepper is a leading financier and has been involved in investment banking and corporate finance for over 30 years. Mr. Kloepper brings a rounded knowledge of the capital markets, strategic growth and investments. Mr. Kloepper has experience in reviewing and evaluating financial statements of a similar nature and breadth as those of the Corporation in his service as a director of public and private corporations.

Mr. Lowy is a Partner at Irwin Lowy LLP., a law firm located in Toronto, Canada. His practice focuses primarily on corporate finance, securities and merger and acquisition transactions, as well as public company governance and regulation. Mr. Lowy has extensive experience in counselling senior management and the boards of directors of public and private corporations, including with respect to financial disclosure matters and the preparation of financial statements and related management discussion and analysis. Mr. Lowy has experience in reviewing and evaluating financial statements of a similar nature and breadth as those of the Corporation, both as a legal advisor and in his service as a director of public and private corporations.

Mr. Nienhuis has extensive experience consulting to public and private companies on general operations, design and facility infrastructure, and product development. Mr. Nienhuis has experience in reviewing and evaluating financial statements of a similar nature and breadth as those of the Corporation.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, it has not relied on the exemptions contained in section 2.4 or an exemption, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

The Audit Committee has not made a recommendation to the Board that was not adopted by the Board, to nominate or compensate any external auditor during the most recently completed financial year.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The Audit Committee will review the engagement of the Corporation’s auditors to provide non-audit services, as and when required.

External Auditor Services

Audit Fees

The aggregate audit fees billed by the Corporation’s external auditors for the years ended June 30, 2017 and 2016 were $8,560 and $8,560 respectively.

Audit-Related Fees

There were no audit-related fees billed by the Corporation’s external auditor for the years ended June 30, 2017 and 2016.

Tax Fees

There were no tax fees billed by the Corporation’s external auditor for the years ended June 30, 2017 and 2016.

All Other Fees

There were no fees other than as reported above that were billed by the Corporation’s external auditor for the years ended June 30, 2017 and 2016.

Exemption

Since the Corporation is a “venture issuer” pursuant to NI 52-110, it is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

CORPORATE GOVERNANCE

National Instrument 58-101 – Disclosure of Corporate Governance Practices requires that the Corporation disclose its corporate governance practices in this Circular. National Policy 58-201 – Corporate Governance Guidelines sets forth a series of non-prescriptive guidelines for effective corporate governance and deals with such matters as the constitution of a board of directors, its composition, orientation and continuing education for board members, a written mandate of the role of the board and its responsibilities and the functions to be performed by a board. The Board believes that the Corporation has implemented corporate governance practices that are effective and appropriate with respect to the Corporation’s size and level of activity. The following summarizes the Corporation’s approach to corporate governance in accordance with Form 58-101F2.

Composition of the Board of Directors

The Board is currently comprised of three (3) directors, being Graham Simmonds (Chairman), Ashish Kapoor and Henry J. Kloepper. As noted elsewhere in this Circular, Mr. Kloepper is currently the only “independent” director within the meaning of NI 52-110. Graham Simmonds, the Corporation’s Former Chief Executive Officer, and Ashish Kapoor, the Corporation’s Chief Financial Officer, are not considered to be independent for purposes of NI 52-110. As noted elsewhere in this Circular, each incumbent director will be presented at the Meeting as a nominee for re-election as a director. In addition, three additional directors, Thomas (Taz) M. Turner, Jr., Eric Lowy and Nathan Nienhuis, are proposed to be nominated as directors, of whom Mr. Nienhuis is “independent” within the meaning of NI 52-110. The Board has determined that a board of six (6) members, a majority of whom are non-management, will be effective in the governance and supervision of the management of the Corporation’s business and affairs at this time.

Directorships in Other Public Companies

The following table identifies each of the current directors and proposed directors of the Corporation that serve as a director of any other company that is a reporting issuer or the equivalent in any Canadian or foreign jurisdiction.

Name of Director	Name of Reporting Issuer
Graham Simmonds	Baymount Incorporated. Gilla Inc.

Ashish Kapoor	The Mint Corporation

Henry J. Kloepper	Kure Technologies Inc. URU Metals Ltd.

Orientation and Continuing Education

The Board has not developed a formal orientation and training program. New members of the Board are provided with full access to or copies of relevant financial, corporate and other information in connection with its business operations. Board members have full access to the Corporation’s records at all times. Board members are encouraged to communicate with the Corporation’s management and auditors to keep themselves familiar and current with industry trends and developments and to attend related industry seminars.

Ethical Business Conduct

While the Corporation has not adopted a written code of business conduct and ethics, to encourage and promote a culture of ethical business conduct from time to time, the Board discusses and emphasizes the importance of matters regarding conflicts of interest, proper use and protection of the Corporation’s assets, confidentiality of corporate information, compliance with laws and reporting of any illegal or unethical behaviour.

Nomination of Directors

The Board does not have a nominating committee and the functions associated with such committee are currently performed by the Board as a whole. New candidates for Board membership are identified by current Board members or may be identified by Shareholders. Prior to recommending new nominees to the Board, a background search of a potential candidate is conducted to determine regulatory acceptability and interviews are carried out as to suitability.

Director Term Limits and Other Mechanisms of Board Renewal

The Board is concerned that imposing inflexible director term limits or mandatory retirement ages would discount the value of experience of the Corporation’s history and culture and the importance of continuity, and risk the loss of key directors. The Board has therefore elected not to adopt term limits or mandatory retirement policies, but rather relies on the collective experience and judgment of its members to determine when changes in the Board are appropriate. Shareholder feedback and voting results are also considered by the Board in this regard.

Diversity Policy

The members of the Board have diverse backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit from such a broad range of talent and experience. The Board considers merit as the key requirement for board appointments. The Corporation has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of Management in discussion with directors prior to proposing nominees to the Board as a whole for consideration.

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Board assesses candidates on the basis of industry experience and business acumen with specific knowledge of relevant areas (such as finance, market experience in other areas) as desired at that particular time by the Corporation and the Board. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board’s breadth of experience.

Compensation

The Board is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The compensation for the Corporation’s senior officers, in particular, its Chief Executive Officer and Chief Financial Officer, and for directors of the Corporation was, in each case, determined and reviewed, from time to time, by the Board as it deems appropriate. Going forward, this practice is expected to be continued by the Board. To determine compensation payable, the Board reviews compensation paid to the directors, the Chief Executive Officer, Chief Financial Officer and other senior officers, in companies of similar size and stage of development and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Corporation.

Other Board Committees

Other than the Audit Committee, the Board has no other committees. The directors are regularly informed of or are actively involved in the operations of the Corporation. The scope and size of the Corporation’s operations and development does not currently warrant an increase in the size of the Board or the formation of additional committees, however, the Board periodically examines its size and constitution and may from time to time establish ad hoc committees to deal with specific situations.

Assessments

The Board, as a whole, conducts informal annual assessments of its effectiveness and the effectiveness of individual directors and from time to time reviews and updates existing mandates or charters.

OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of the date of this Circular, there was no indebtedness owing to the Corporation by any current or former executive officer, director or employee of the Corporation.

As of the date of this Circular and during the year ended June 30, 2017, no director, executive officer, proposed nominee for election as a director, or associate of any of the foregoing, is or was indebted to the Corporation, nor were any of these individuals indebted to any other entity which indebtedness was the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation, including under any securities purchase or other program.

Management Contracts

The Corporation’s management functions are performed by its NEOs and the Corporation has no management agreements or arrangements in place under which such management functions are performed by persons other than its senior officers and directors. See “Statement of Executive Compensation – Consulting Arrangements with NEOs”.

Interest of Informed Persons in Material Transactions

No “informed person” (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Corporation.

Interest of Certain Persons or Companies in Matters to be Acted Upon

No director or executive officer of the Corporation, proposed nominee for election as a director of the Corporation, or any associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed in this Circular.

Directors and Officers Insurance

The Corporation does not currently have an insurance policy which covers actions against its directors and officers.

ADDITIONAL INFORMATION

Shareholders may obtain additional information in connection with the Corporation on SEDAR at www.sedar.com. Alternatively, Shareholders may contact the Corporation (i) by mail at 333 Bay Street, Suite 1700, Toronto, Ontario M5H 2R2, and (ii) by e-mail at tazturner@gmail.com.

Financial information is provided in the comparative annual financial statements for the Corporation’s most recently completed financial year ended June 30, 2017, as well as its Management’s Discussion and Analysis related thereto, will be filed on SEDAR prior to the Meeting.

CERTIFICATION

The undersigned hereby certifies that the contents and the mailing of this Circular to Shareholders have been approved by the Corporation’s Board.

DATED at Toronto, Ontario, this 20th day of October 2017.

ON BEHALF OF THE BOARD OF DIRECTORS

OF LIVEREEL MEDIA CORPORATION

“Thomas M. Turner”

Thomas M. Turner

Interim Chief Executive Officer

APPENDIX “A”

LIVEREEL MEDIA CORPORATION

STOCK OPTION PLAN

2017 Stock Option Plan

1.
PURPOSE

LiveReel Media Corporation (the “Company”) is committed to providing appropriate incentives to Eligible Persons to acquire a proprietary interest in the Company in order to continue their participation in the affairs of the Company and to increase their efforts on behalf of the Company. The purpose of this 2017 Stock Option Plan is to advance the interests of the Company by: (a) providing Eligible Persons with additional incentive; (b) encouraging share ownership by such Eligible Persons; (c) increasing the proprietary interest of Eligible Persons in the success of the Company; (d) encouraging Eligible Persons to remain with the Company or its Subsidiaries; and (e) attracting new employees, directors and officers.

2.
INTERPRETATION

2.1.
Definitions. In this Plan, the following words have the following meanings:

(a)
“1933 Act” means the Securities Act of 1933 of the United States of America, as amended;

(b)
“acting jointly or in concert” means the determination of whether a person or group of persons is acting jointly or in concert shall be determined in accordance with the Ontario Securities Act;

(c)
“Affiliate” means any corporation that is an Affiliate of the Company within the meaning set forth in Exchange Policy;

(d)
“Applicable Securities Laws” means the Ontario Securities Act and the equivalent legislation in the other provinces and in the territories of Canada, as may be applicable and as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the provinces and territories of Canada;

(e)
“Blackout Period” means a period of time when, pursuant to any policies of the Company, securities of the Company may not be traded by certain persons as designated by the Company, including an Optionee as a result of the existence of undisclosed Material Information, but excludes any period during which a regulator has halted trading in the Company’s securities, and which expires upon the public announcement of such Material Information;

(f)
“Board” means the board of directors of the Company, and includes any committee of the Board to which responsibilities with respect to the Plan have been delegated;

(g)
“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in Toronto, Ontario;

(h)
“Cashless Exercise Procedure” has the meaning ascribed thereto in Section 9.3;

(i)
“Cashless Exercise Right” means the right of the Holder to surrender to the Company any exercisable but unexercised portion of the Option in lieu of the payment required in an amount equal to the aggregate Exercise Price of the Shares in respect of any Option being exercised in accordance with Section 9.3;

(j)
“Change of Control” means the first to occur of any of the following events:

(i)
any event or series of related events or transaction or series of related transactions as a result of which or pursuant to which any person or group of persons acting jointly or in concert acquires, directly or indirectly, beneficial ownership of or control or direction over Voting Shares of the Company (other than pursuant to a treasury issuance of Voting Shares of the Company), or Voting Shares of the Company are redeemed or otherwise acquired by the Company or are cancelled, where, immediately following the occurrence of such event or series of events or completion of such transaction or series of transactions, the number of Voting Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by such person or group of persons acting jointly or in concert totals for the first time Voting Shares of the Company carrying more than 50% of the votes attaching to all Voting Shares of the Company outstanding immediately following such occurrence or completion;

(ii)
any event or series of related events or transaction or series of related transactions as a result of which or pursuant to which Voting Shares of the Company are converted into or exercised or exchanged for securities of another person (the “Resulting Person”) and any person or group of persons acting jointly or in concert acquires, directly or indirectly, beneficial ownership of or control or direction over Voting Shares of such Resulting Person where, immediately following the occurrence of such event or series of events or completion of such transaction or series of transactions, the number of Voting Shares of the Resulting Person beneficially owned, directly or indirectly, or over which control or direction is exercised by such person or group of persons acting jointly or in concert totals for the first time Voting Shares of the Resulting Person carrying more than 50% of the votes attaching to all Voting Shares of the Resulting Person outstanding immediately following such occurrence or completion;

(iii)
a change in the composition of the Board as a result of a contested election of directors of the Company, with the result that less than 50% of the directors of the Company elected in such election are comprised of the individuals who were directors of the Company prior to such contested election;

(iv)
the sale, lease, exchange or other transfer or disposition, in a single transaction or a series of related transactions (including by way of the liquidation, dissolution, winding-up or other distribution by the Company or any subsidiary of the Company) of assets having a Fair Market Value equal to 50% or more of the Fair Market Value (as determined by the Board) of all of the assets of the Company on a consolidated basis, excluding a transaction or series of related transactions between the Company or any subsidiary of the Company or between subsidiaries of the Company; or

(v)
the determination by the Board that a change in legal or effective control of the Company has occurred or is imminent;

(k)
“Code” means the Internal Revenue Code of 1986, as amended, and all regulations promulgated thereunder;

(l)
“Company” means LiveReel Media Corporation, a corporation existing under the laws of Canada;

(m)
“Consultant” has the same meaning as set forth in Exchange Policy provided that such Optionee is also a “consultant” as defined in NI 45-106;

(n)
“Consultant Company” has the same meaning as set forth in Exchange Policy provided that such Optionee is also a “consultant” as defined in NI 45-106;

(o)
“Director” has the same meaning as set forth in Exchange Policy provided that such Director is also a “director” as defined in NI 45-106;

(p)
“Discounted Market Price” has the same meaning as set forth in Exchange Policy;

(q)
“Disinterested Shareholder Approval” means disinterested Shareholder approval, as may be applicable in the circumstances, as described in Exchange Policy;

(r)
“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system described in the 1933 Act and available for public view at www.sec.gov;

(s)
“Effective Date” for an Option means the date on which the Option is granted;

(t)
“Eligible Person” means, subject to the Applicable Securities Law and Exchange Policy, any Employee, Director, Consultant or Management Company Employee who is approved for participation in the Plan by the Board;

(u)
“Employee” has the same meaning as set forth in Exchange Policy provided that such Employee is also a “employee” as under Applicable Securities Laws;

(v)
“Exchange” means the stock exchange(s) upon which the Company’s Shares principally trade or any successor or assign thereof;

(w)
“Exchange Hold Period” means, if applicable, the four month resale restriction imposed by the Exchange pursuant to Exchange Policy, or such other resale restrictions as imposed by any applicable regulators;

(x)
“Exchange Policy” means Policy 4.4 – Incentive Stock Options as set forth in the Exchange’s published Corporate Finance Manual, together with such other published policies of the Exchange and the bulletins, notices, appendices and forms related thereto, as from time to time amended or re-adopted;

(y)
“Exercise Form” means the notice of exercise delivered by an Optionee to the Company upon the exercise of any Option hereunder in such other form as the Board may approve for any one or more Optionees or for a group of Optionees, as same may be amended from time to time;

(z)
“Exercise Period” means the period of time during which an Option granted under the Plan may be exercised (provided, however, that the Exercise Period may not exceed ten (10) years from the relevant Effective Date unless permitted under Section 6.5;

(aa)
“Exercise Price” means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with the terms hereof;

(bb)
“Expiry Date” has the meaning prescribed under Section 6.5 of this Plan;

(cc)
“Fair Market Value” means the highest price, expressed in dollars, that the Share would bring in an open and unrestricted market between a willing buyer and a willing seller who are both knowledgeable, informed, and prudent, and who are acting independently of each other and who deal with each other at arm’s length for purposes of the ITA;

(dd)
“Holder” means a holder of an Option under the Plan;

(ee)
“Incentive Stock Option” means an Option intended to qualify as an incentive stock option under Section 422 of the Code;

(ff)
“Insider” has the same meaning as set forth in Exchange Policy;

(gg)
“IR Activities” has the same meaning as “Investor Relations Activities” as set forth in Exchange Policy;

(hh)
“ITA” means the Income Tax Act (Canada);

(ii)
“Merger and Acquisition Transaction” means (i) any merger; (ii) any acquisition; (iii) any amalgamation; (iv) any offer for Shares which if successful would entitle the offeror to acquire more than 50% of all Shares; (v) any arrangement or other scheme of reorganization; or (vi) any consolidation, that results in a Change of Control;

(jj)
“Option” means the right to purchase Shares granted to an Eligible Person in accordance with the terms of the Plan;

(kk)
“Option Agreement” means the notice of grant of an Option delivered by the Company hereunder to an Optionee in such other form as the Board may approve for any one or more Optionees or for a group of Optionees, as same may be amended from time to time;

(ll)
“Optioned Shares” means Shares subject to an Option;

(mm)
“Optionee” means an Eligible Person to whom an Option is granted by the Company under the Plan, whether a Director, Employee, or Consultant;

(nn)
“Management Company Employee” has the same meaning as set forth in Exchange Policy provided that such Optionee is also a “director” or “consultant” as defined in NI 45-106;

(oo)
“Market Price” has the same meaning as set forth in Exchange Policy;

(pp)
“Material Information” has the same meaning as set forth in Exchange Policy;

(qq)
“NI 13-101” means National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

(rr)
“NI 45-106” means National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators;

(ss)
“Non-statutory Stock Option” means an Option that does not qualify or is not intended to qualify as an Incentive Stock Option;

(tt)
“Ontario Securities Act” means the Securities Act (Ontario);

(uu)
“person” or “persons” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(vv)
“persons retained to provide IR Activities” shall include any Consultant that performs IR Activities and any Employee or Director whose role and duties primarily consist of IR Activities;

(ww)
“Plan” means this Stock Option Plan of the Company, as from time to time amended or re-adopted;

(xx)
“public announcement” shall mean disclosure in a press release reported by a national news service in Canada or the United States, or, if applicable, in a document publicly filed by or on behalf of the Company under its profile on SEDAR or EDGAR;

(yy)
“Regulatory Approval” means the approval or acceptance, as the case may be, of any securities or other applicable regulatory agency (including the Exchange pursuant to Exchange Policy) which may have jurisdiction in the circumstances;

(zz)
“SEDAR” means the System for Electronic Document Analysis and Retrieval described in NI 13-101 and available for public view at www.sedar.com;

(aa)
“Shares” means the common shares without par value which the Company is from time to time authorized to issue;

(bb)
“Subsidiary” means a corporation which is a subsidiary of the Company as defined in the Ontario Securities Act;

(cc)
“Termination Date” means:

(i)
in the case of an Optionee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Subsection 8.2(a) or the date that is designated by the Company or the Subsidiary, as the case may be, as the last day of such person’s employment or term of office with the Company or the Subsidiary, as the case may be;

(ii)
in the case of an Optionee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Subsection 8.3(a)(ii), the date of the notice of termination of employment or term of office given by the Company or the Subsidiary, as the case may be;

(iii)
in the case of an Optionee whose employment or term of office with the Company or a Subsidiary terminates in the circumstances set out in Subsection 8.3(a)(i) or Subsection 8.3(a)(iii), the date of resignation or retirement, as the case may be;

(iv)
in the case of an Optionee whose consulting arrangements (or, if applicable, those of its Consulting Company if the Optionee is an individual) are terminated by the Company or a Subsidiary in the circumstances set out in Subsection 8.2(b), the date that is designated by the Company or the Subsidiary, as the case may be, as the last day of the Optionee’s consulting arrangements (or those of its Consulting Company) with the Company or the Subsidiary, as the case may be;

(v)
in the case of an Optionee whose consulting arrangements (or, if applicable, those of its Consulting Company if the Optionee is an individual) are terminated in the circumstances set out in Subsection 8.3(b), the date of the notice of termination given to the Optionee (or, if applicable, those of its Consulting Company if the Optionee is an individual) or the expiry of the original term or any subsequent renewal term of the consulting arrangements, as the case may be;

and in each such case, “Termination Date” specifically does not mean the date on which any period of reasonable notice that the Company or the Subsidiary, as the case may be, may be required at law to provide to the Optionee would expire;

(dd)
“U.S. Person” means:

(i)
any natural person resident in the United States;

(ii)
any partnership or corporation organized or incorporated under the laws of the United States;

(iii)
any estate of which any executor or administrator is a U.S. person;

(iv)
any trust of which any trustee is a U.S. person;

(v)
any agency or branch of a foreign entity located in the United States;

(vi)
any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

(vii)
any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States;

(viii)
any partnership or corporation if: (a) organized or incorporated under the laws of any foreign jurisdiction; and (b) formed by a U.S. person principally for the purpose of investing in securities not registered under the 1933 Act, as amended, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) promulgated under the 1933 Act) who are not natural persons, estates or trusts; and

(ee)
“Voting Share” means any share or other security that carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing and also includes any share or other security that is convertible into or exercisable or exchangeable (in each case, whether at the time or at any time in the future and whether or not on condition or the occurrence of any contingency) for a Voting Share.

2.2.
Interpretation. In this Plan, unless the context otherwise requires:

(a)
words importing the singular include the plural and vice versa and words importing gender include all genders and neuter;

(b)
the division of this Plan into articles, sections, and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in anyway the meaning or interpretation of this Plan and the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto or thereto;

(c)
the word “including”, when following a general statement or term, is not to be construed as limiting the general statement or term to any specific item or matter set forth or to similar items or matters, but rather as permitting the general statement or term to refer also to all other items or matters that could reasonably fall within its broadest possible scope;

(d)
if the date on which any action is required to be taken hereunder is not a Business Day, that action shall be required to be taken on the first Business Day prior to such date, unless specifically provided otherwise in this Plan; and

(e)
a reference to legislation, includes rules, regulations and forms made or promulgated under any such legislation and the published national instruments, multilateral instruments, policies, bulletins made thereunder, together with all amendments thereto in force from time to time, and any legislation, rules, regulations, forms and published national instruments, multilateral instruments, policies, bulletins that supplement or supersede such legislation.

2.3.
Governing Law. This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the province of Ontario.

3.
ADMINISTRATION

3.1
Administration by the Board. The Board, or if applicable any committee of the Board to which responsibilities with respect to the Plan have been delegated, shall be responsible for the general administration of the Plan and the proper execution of its provisions, the interpretation of the Plan and the determination of all questions arising hereunder. The day-to-day administration of the Plan may be delegated to such officers and employees of the Company or of a Subsidiary as the Board determines.

3.2
Authority of the Board. Subject to the limitations of the Plan, the Board has the authority to:

(a)
grant Options to purchase Shares to Eligible Persons;

(b)
determine the terms, including the limitations, restrictions and conditions, if any, upon such grants;

(c)
interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it may from time to time deem advisable, subject to required Regulatory Approval; and

(d)
make all other determinations and to take all other actions in connection with the implementation and administration of the Plan as it may deem necessary or advisable.

Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company or the Board (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and Optionees and their respective heirs, executors, administrators, successors and assigns and all other persons.

3.3
Accounts and Statements. The Corporation will maintain, or cause to be maintained, records indicating the number of Options granted to each Optionee and the number of Optioned Shares issued under the Plan.

3.4
Use of an Administrative Agent and Trustee. The Board may in its sole discretion appoint from time to time one or more entities to act as administrative agent to administer the Options granted under the Plan and to act as trustee to hold and administer the assets that may be held in respect of Options granted under the Plan, the whole in accordance with the terms and conditions determined by the Board in its sole discretion. In such case, the Company and the administrative agent will maintain records showing the number of Options granted to each Optionee under the Plan.

4.
SHARES RESERVED

4.1
Shares Reserved Under the Plan. The maximum number of Shares reserved for issuance under the Plan and all of the Company’s other security based compensation arrangements at any given time is equal to ten percent (10%) of the issued and outstanding Shares as at the date of grant of an Option under the Plan, including all of the existing Common Shares currently subject to outstanding Options as of the Adoption Date (as defined below) which were granted prior to the implementation of this Plan and which, by the implementation of this Plan, are covered under this Plan and subject to adjustment or increase of such number pursuant to Subsections 10.2(a) and 10.2(b).

4.2
Exercised Options. Any Shares subject to an Option granted under the Plan which have been exercised by an Optionee, shall again be available for grants under the Plan and shall be considered to be part of the pool of Shares available for Options under the Plan and may be made the subject of a further Option or Options granted pursuant to the Plan.

4.3
Cancelled, Surrendered or Terminated Options. If and to the extent any Option granted under the Plan expires or is cancelled, terminated or surrendered without having been exercised in whole or in part, the number of Shares in respect of which such Option expired or was cancelled or terminated shall be considered to be part of the pool of Shares available for Options under the Plan and may be made the subject of a further Option or Options granted pursuant to the Plan.

4.4
U.S. Securities Law Compliance. No awards shall be granted to a U.S. Person under the Plan and no Shares shall be issued and delivered upon the exercise of Options granted under the Plan unless and until the Company and/or the Holder have complied with all applicable U.S. federal and state registration, listing and/or qualification requirements and all other requirements of law or of any regulatory agencies having jurisdiction.

5.
ELIGIBILITY

5.1
Eligibility. Eligible Persons are eligible to participate in the Plan, provided that eligibility to participate does not confer upon any Eligible Person any right to be granted Options pursuant to the Plan. The extent to which any Eligible Person is entitled to be granted Options pursuant to the Plan will be determined in the sole and absolute discretion of the Board. An Eligible Person may receive Options on more than one occasion and may receive separate Options, with differing terms, on any one or more occasions. With respect to Options granted to Employees, Consultants or Management Company Employees, the Board and the Optionee are responsible for ensuring and confirming that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

5.2
Continuing Eligibility. Any Optionee to whom an Option is granted under the Plan who subsequently ceases to hold the position in which he received such Option shall continue to be eligible to hold such Option as a Optionee as long as otherwise continuing to be an Eligible Person in any capacity.

5.3
Participation Voluntary. Participation in the Plan by an Optionee will be voluntary.

6.
GRANT OF OPTIONS

6.1
Grant of Options. The Board may, from time to time, subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant Options to any Eligible Person. Subject to specific variations approved by the Board, all terms and conditions set out in the Plan will be deemed to be incorporated into and form part of each Option granted under the Plan.

6.2
Number of Shares Subject to Option. Subject to the limitations set out in Article 7, the number of Shares subject to each Option shall be determined by the Board, and such number shall be set out in the Option Agreement evidencing the grant of such Option.

6.3
Exercise Price. The Board will establish the Exercise Price at the time each Option is granted and allocated to particular Eligible Persons and approved by the Board, provided that the Exercise Price shall not be less than the Discounted Market Price as of date of such grant of the Option or, if the Shares are not listed on the Exchange, the Fair Market Value determined in good faith by the Board. In addition to any resale restrictions under Applicable Securities Laws and the Plan, where the Exercise Price of any Option is priced at a discount to the Market Price on the date of grant, any such Option and any Shares issued upon exercise of such Option prior to the expiry of the Exchange Hold Period will be subject to, and must contain a legend in respect of, the Exchange Hold Period commencing on the date such Options were granted.

6.4
Vesting of Option Rights. No Option may be exercised by an Optionee unless it is fully vested. Subject to the provisions of this Section 6.4 and Article 10, Options shall vest, and thereafter be exercisable:

(a)
over a period of eighteen (18) months from the Effective Date, with no more than one third (1/3) of such Options vesting in any six (6) month period therein; or

(b)
as otherwise determined by the Board in its discretion.

Notwithstanding the foregoing, Options granted to persons retained to provide IR Activities shall vest at least over a period of twelve (12) months from the Effective Date, with no more than one quarter (1/4) of such Options vesting in any three (3) month period therein. The Board may impose such other restrictions or limitations or requirements upon the exercise of Options as the Board, in its sole and absolute discretion, may determine on the date of grant.

6.5
Term and Expiry. Subject to any accelerated termination as set forth in the Plan, all Options granted pursuant to the Plan will expire on the date (the “Expiry Date”) as determined by the Board at the date of grant, provided that no Option may be exercised beyond five (5) years from the Effective Date. Notwithstanding the above, if the Expiry Date for any Option falls within a Blackout Period or within ten (10) Business Days from the expiration of a Blackout Period (such Options to be referred to as “Restricted Options”), the Expiry Date of such Restricted Options shall be automatically extended to the date that is the 10th Business Day following the end of the Blackout Period, such 10th Business Day to be considered the Expiry Date for such Restricted Options for all purposes under the Plan.

6.6
Non-Assignable and Non-Transferable. Options shall be non-assignable and non-transferable by a holder thereof other than by will or the laws of descent.

6.7
Incentive Stock Options.

(a)
Each Option will be designated in the certificate as either an Incentive Stock Option or a Non-statutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares underlying Incentive Stock Options exercisable for the first time by the Holder during any calendar year (including all plans of the Company and any Subsidiary) exceeds one hundred thousand U.S. dollars (US $100,000), all such Options will be construed as Non-statutory Stock Options. Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the date the Option for such Shares is granted. If for any reason any Option (or portion thereof) does not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, the Option (or portion thereof) shall be treated as a Non-statutory Stock Option granted under the Plan. In no event will the administrator, the Company or any parent or subsidiary of the Company or any of their respective Employees or member of the Board have any liability to any Holder (or any other Person or Entity) due to the failure of the Option to qualify for any reason as an Incentive Stock Option.

(b)
Any Holder who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of Shares acquired upon exercise of an Incentive Stock Option within two years from the Grant Date of such Incentive Stock Option or within one year after the issuance of the Shares acquired upon exercise of such Incentive Stock Option shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Shares.

(c)
To the extent that an Option does not qualify or cease to qualify as an Incentive Stock Option it shall not affect the validity of such Option and shall constitute a non-qualified stock option in the event that the Holder disposes of the Shares acquired upon.

7.
LIMITATIONS OF OPTIONS

7.1
Grants to Persons. Notwithstanding any other provision herein, the aggregate number of Shares reserved for issuance pursuant to Options granted to any one person (and any Consulting Company wholly owned by that person), within any twelve (12) month period shall not exceed 5% of the issued and outstanding Shares at the time of the grant of the Option unless the Company has received Disinterested Shareholder Approval in accordance with Exchange Policy.

7.2
Grants to Insiders. Notwithstanding any other provision herein,

(a)
the aggregate number of Shares reserved for issuance under Options granted to Insiders (as a group) and any other security based compensation arrangements of the Company at any point in time shall not exceed 10% of the issued and outstanding Shares at such time; or

(b)
the aggregate number of Shares reserved for issuance pursuant to Options granted to Insiders (as a group), within any twelve (12) month period shall not exceed 10% of the issued and outstanding Shares at the time of the grant of the Option;

unless the Company has received Disinterested Shareholder Approval in accordance with Exchange Policy. For the purposes of the limitations set forth in Subsections 7.2(a) and 7.2(b) above, Options held by an Insider at any point in time that were granted to such person prior to it becoming an Insider shall be considered Options granted to an Insider irrespective of the fact that the person was not an Insider at the time of grant.

7.3
Grants to Consultants. Notwithstanding Section 7.1, but subject to the limit set forth in Section 7.4, the aggregate number of Shares reserved for issuance pursuant to Options granted to any one Consultant within a twelve (12) month period shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the Option.

7.4
Grants to Persons Providing IR Activities. Notwithstanding Section 7.1, the aggregate number of Shares reserved for issuance pursuant to Options granted within any twelve (12) month period to persons retained to provide IR Activities shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the Option.

8.
TERMINATION OF OPTIONS

8.1
Ceasing to be an Eligible Person (Death). In the event an Optionee’s employment or consulting arrangements (or, if applicable, those of its Consulting Company if the Consultant who is an Optionee is an individual) or term of office with the Company or a Subsidiary ceases by reason of the Optionee’s death, then:

(a)
the executor or administrator of the Optionee’s estate or the Optionee, as the case may be, may exercise any Options of the Optionee to the extent that the Options were exercisable at the date of such death and the right to exercise the Options terminates on the earlier of:

(i)
the date that is twelve (12) months from the date of the Optionee’s death; and

(ii)
the date on which the Exercise Period of the particular Option expires;

(b)
any Options held by the Optionee that were not exercisable at the date of death immediately expire and are cancelled on such date; and

(c)
such Optionee’s eligibility to receive further grants of Options under the Plan ceases as of the date of the Optionee’s death.

8.2
Ceasing to be an Eligible Person (Cause or Breach). In the event:

(a)
an Optionee’s employment or term of office with the Company or a Subsidiary is terminated by the Company or a Subsidiary for lawful cause, or

(b)
an Optionee’s consulting arrangements (or, if applicable, those of its Consulting Company if the Optionee is an individual) with the Company or a Subsidiary are terminated by the Company or a Subsidiary for breach of agreement prior to the expiry of the original term or any subsequent renewal term of such arrangements;

then

(c)
any Options held by such Optionee (or, if applicable, those of its Consulting Company), whether or not such Options are exercisable at the applicable Termination Date, immediately expire and are cancelled on the applicable Termination Date at a time determined by the Board, at its discretion; and

(d)
such Optionee’s eligibility to receive further grants of Options under the Plan ceases as of the applicable Termination Date.

8.3
Ceasing to be an Eligible Person (Without Cause or Breach). In the event:

(a)
an Optionee’s employment or term of office with the Company or a Subsidiary terminates by reason of:

(i)
voluntary resignation by such Optionee;

(ii)
termination by the Company or a Subsidiary without cause (whether such termination occurs with or without any or adequate reasonable notice or with or without any or adequate compensation in lieu of such reasonable notice); or

(iii)
the retirement of such Optionee in accordance with the then customary policies and practices of the Company in relation to retirement; or

(b)
an Optionee`’s consulting arrangements (or, if applicable, those of its Consulting Company) with the Company or a Subsidiary are terminated in circumstances other than those referred to in Subsection 8.2(b);

then:

(c)
any Options held by the Optionee (or, if applicable, those of its Consulting Company) that are exercisable at the Termination Date continue to be exercisable by the Optionee until the earlier of:

(i)
the date determined by the Board, at its discretion, which is not less than 90 days and not more than is eighteen (18) months following the applicable Termination Date; and

the date on which the Exercise Period of the particular Option expires;

(d)
any Options held by the Optionee (or, if applicable, those of its Consulting Company) that are not exercisable at the Termination Date immediately expire and are cancelled upon the Termination Date; and

(e)
such Optionee’s eligibility to receive further grants of Options under the Plan ceases as of the Termination Date.

Without limitation, and for greater certainty only, this Section 8.3 will apply regardless of whether the Optionee received compensation in respect of any termination by the Company or a Subsidiary without cause or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Optionee.

8.4
Discretion to Permit Exercise. Notwithstanding the provisions of Sections 8.2 and 8.3, the Board may, in its discretion, at any time prior to or following the events contemplated in such sections and in any Option Agreement, permit the exercise of any or all Options held by the Optionee in the manner and on terms authorized by the Board, provided that:

(a)
any Options granted to any Optionee which are subject to Sections 8.2 and 8.3 shall expire at a time to be determined by the Board following the applicable Termination Date;

(b)
subject to an extension pursuant to Section 6.5, the Board will not, in any case, authorize the exercise of an Option pursuant to this section beyond the Expiry Date of the particular Option; and

(c)
the Board will not, in any case, authorize the exercise of any or all Options of the Optionee on a date that is more than one (1) year after the earlier of: (i) the death of such Optionee; or (ii) the Termination Date.

9.
OPTION PROCEDURE

9.1
Option Commitment. Upon grant of an Option hereunder to an Optionee, a senior officer of the Company designated by the Board will deliver to the Optionee an Option Agreement detailing the terms of the Option. Upon the occurrence of an event to which Subsections 10.2(a) and 10.2(b) applies, and upon the surrender by the Optionee of the originally signed Option Agreement to which any Option relates, a senior officer of the Company designated by the Board may deliver to any Optionee with respect to any Option, a revised Option Agreement identified as such, with respect to Shares as to which the Option has not been exercised, reflecting the application of Subsections 10.2(a) and 10.2(b), as applicable, by reason of that event.

9.2
Manner of Exercise. Subject to the provisions of the Plan and the provisions of the Option Agreement issued to an Optionee, Options shall be exercisable by the Holder by delivering a fully completed Exercise Form to the Company specifying the number of Options to be exercised accompanied by payment in full of the aggregate Exercise Price therefor by cash payment, wire transfer or by certified cheque or bank draft payable to the Company (in each case in immediately available funds) (unless a Cashless Exercise is chosen in which case the Cashless Exercise Procedure will prevail). The Exercise Form must be accompanied by: (a) the originally signed Option Agreement with respect to the Option being exercised; and (b) documents containing such representations, warranties, agreements and undertakings, including such as to the Holder’s future dealings in such Shares, as counsel to the Company reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of Applicable Securities Laws or similar laws of any jurisdiction

9.3
Cashless Exercise Procedure. In lieu of the payment required in an amount equal to the aggregate Exercise Price of the Shares in respect of any Option being exercised, the Holder shall have a Cashless Exercise Right (but not the obligation) to pay the aggregate Exercise Price of the Shares with the Option upon exercise by surrendering to the Company any exercisable but unexercised portion of the Option having an Exercise Value (the “Exercise Value”), at the close of trading on the day immediately preceding any particular exercise date of an Option, equal to the Exercise Price multiplied by the number of Shares being purchased upon exercise. The sum of (a) the number of Shares being purchased upon exercise of the non-surrendered portion of an Option pursuant to the Cashless Exercise Right and (b) the number of Shares underlying the portion of an Option being surrendered, shall not in any event be greater than the total number of Shares purchasable upon the complete exercise of any Option if the Exercise Price were paid in cash. Upon exercise of a Cashless Exercise Right, the Company shall deliver to the Holder (without payment by the Holder of any of the Exercise Price if so desired) that number of Shares equal to the quotient obtained by dividing (x) the Exercise Value of the portion of the Option being converted at the time which the Cashless Exercise Right is exercised by (y) the Exercise Price. The Exercise Value of the portion of the Options being surrendered shall equal the remainder derived from subtracting (a) the Exercise Price multiplied by the number of Shares underlying the portion of the Option being surrendered from (b) the Fair Market Value, at the close of trading on the day immediately preceding any particular exercise date of an Option, multiplied by the number of Shares underlying the portion of the Option being surrendered.

9.4
Tax Matters. Notwithstanding any other provision of this Plan, the Company’s obligation to issue Shares to Holder pursuant to the exercise of an Option or otherwise pay an amount pursuant to the Plan or any Option shall be subject to the satisfaction of all federal, state, provincial, local and foreign tax obligations as may be required by applicable law, including, but not limited to, obligations to make withholdings, deductions or remittances in respect of any taxable benefits of a Holder arising under this Plan or any Option (“tax withholding obligations”) and the Company shall have the power and right to:

(a)
deduct or withhold from all amounts payable to a Holder pursuant to this Plan, any Option, or otherwise in the course of the employment of the Optionee in respect of the Option with the Company or its Subsidiary, and

(b)
require the Holder to remit to the Company an amount sufficient to satisfy in full any tax withholding obligations as may be imposed on the Company by applicable law.

Further, the Company may require the Holder to satisfy, in whole or in part, such deduction or any tax withholding obligation by instructing the Company to withhold Shares that would otherwise have been received by the Holder upon exercise of any Options, and sell such Shares by Company as a trustee on behalf of the Holder, and remit the proceeds of such sale to the relevant taxing authority in satisfaction of the tax or withholding obligations. By participating in the Plan, the Participant consents to the foregoing and authorizes the Company or its Affiliate, as applicable, to effect the sale of such Shares on behalf of the Holder and to remit the proceeds of such sale to the relevant taxing authority in satisfaction of the tax or withholding obligations. Neither the Company nor any applicable Affiliate shall be responsible for obtaining any particular price for the Shares nor shall the Company or any applicable Affiliate be required to issue any Shares under the Plan unless the Holder has made suitable arrangements with the Company and any applicable Affiliate to fund any withholding obligation.

9.5
Issuance of Shares. Subject to the provisions of the Plan and the provisions of the Option Agreement issued to an Optionee, and upon the Company being satisfied that all of the conditions and requirements in this Article 9 have been fully met, the Holder shall be deemed to be a holder of record of the Shares to be issued pursuant to an exercise of an Option, and thereafter the Company shall, within a reasonable amount of time, cause the transfer agent and registrar of the Shares to deliver to the Optionee a certificate or certificates or a statement of account, representing in the aggregate the acquired Shares. Any certificate or certificates representing the Shares will bear any restrictive legend required by Applicable Securities Laws and as may apply under foreign securities laws including the applicable securities laws of U.S. and state securities laws unless, in the written opinion of counsel for the Holder delivered to and for the benefit of the Company (which counsel shall be reasonably satisfactory to the Company), the Shares are not, at such time, required by law to bear such legend.

If the Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

“The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the “Act”) or the securities laws of any state (“State”) of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a “State Act”), or (ii) exempt from registration under the Act and any applicable State Act and the Company has received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it.”

10.
CAPITAL ADJUSTMENTS AND OTHER TRANSACTIONS

10.1
General. The existence of any Options does not affect in any way the right or power of the Company or its shareholders to make, authorize or determine any adjustment, recapitalization, reorganization or any other change in the Company’s capital structure or its business, or any amalgamation, merger or consolidation involving the Company, to create or issue any bonds, debentures, shares or other securities of the Company or to determine the rights and conditions attaching thereto, to effect the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or to effect any other corporate act or proceeding, whether of a similar character or otherwise, whether or not any such action referred to in this section would have an adverse effect on the Plan or any Option granted hereunder, subject to Subsections 10.2(a) and 10.2(b).

10.2
Adjustment. In the event of:

(a)
a subdivision, consolidation or reclassification of Shares or any similar capital reorganization, or any other change to be made in the capitalization of the Company including an exchange of Shares for another security of the Company that, in the opinion of the Board, acting reasonably and in good faith, would warrant the replacement or amendment of any existing Options in order to adjust:

(i)
the number of Shares or other securities that may be acquired on the exercise of any outstanding Options; or

(ii)
the Exercise Price of any outstanding Options,

(b)
in order to preserve proportionately the rights and obligations of the Optionees, the Board will authorize such steps, subject to Regulatory Approval, if required, to be taken as are equitable and appropriate to that end, having regard to the availability of any deduction under the ITA to which the Optionee may be entitled.

(c)
an amalgamation, combination, merger or other reorganization involving the Company, by exchange of shares, by sale or lease of assets, or otherwise, that, in the opinion of the Board, acting reasonably and in good faith, warrants the replacement or amendment of any existing Options in order to adjust:

(i)
the number of Shares or other securities that may be acquired on the exercise of any outstanding Options; or

(ii)
the Exercise Price of any outstanding Options,

(d)
in order to preserve proportionately the rights and obligations of the Optionees, the Board will authorize such steps, subject to Regulatory Approval, if required, to be taken as are equitable and appropriate to that end, having regard to the availability of any deduction under the ITA to which the Optionee may be entitled.

Except as expressly provided in Subsections 10.2(a) and 10.2(b), neither the issue by the Company of shares of any class or securities convertible into or exchangeable for shares of any class, nor the conversion or exchange of such shares or securities, affects, and no adjustment by reason thereof is to be made with respect to: (i) the number of Shares that may be acquired on the exercise of any outstanding Options; or (ii) the Exercise Price of any outstanding Options.

10.3
Fractional Shares. The Corporation will not be required to issue fractional Shares in satisfaction of its obligations hereunder and any fractional interest in a Share that would, except for the provisions of this Section 10.3, be deliverable upon the exercise of an Option will be cancelled and not be deliverable by the Company.

10.4
Disputes. If any questions arise at any time with respect to the Exercise Price or number of Optioned Shares or other securities deliverable upon exercise of an Option in any of the events set out in Subsections 10.2(a) and 10.2(b), such questions will be conclusively determined by the Company’s auditors, or, if they decline to so act, any other firm of chartered accountants that the Company may designate and who will have access to all appropriate records and such determination will be binding upon the Company and all Optionees.

10.5
Sale of Corporation, etc. If the Board at any time by resolution declares it advisable to do so in connection with a Merger and Acquisition Transaction, the Board has the right but not the obligation, and without the consent of any Optionee, to provide for the conversion, exchange, replacement or substitution of any outstanding Options into or for options, rights or other securities of similar value of, or the assumption of outstanding Options by any entity or Affiliate participating in or resulting from a Merger and Acquisition Transaction. Any such conversion, exchange, replacement, substitution or assumption shall be on such terms as the Board in good faith may consider fair and appropriate in the circumstances. In addition, and notwithstanding this Section 10.5, the Board has the right but not the obligation, and without the consent of any Optionee, to determine, at its sole discretion, that:

(a)
any or all Options shall thereupon terminate; provided that only such outstanding Options that have vested shall remain exercisable until consummation of the Merger and Acquisition Transaction; or

(b)
Options not exercisable may be exercisable in full provided, however, that were any vesting of Options is required by Exchange Policy, written approval of the Exchange is first obtained.

10.6
Change of Control. If the Board at any time by resolution declares it advisable to do so in connection with a Change of Control, the Board has the right but not the obligation, and without the consent of any Optionee, to:

(a)
within a specified period of time prior to the completion of the Change in Control as determined by the Board but subject to and conditional upon the completion of the Change of Control, accelerate the dates upon which any or all outstanding Options shall vest and be exercisable or settled, without regard to whether such Options have otherwise vested in accordance with their terms and provided, however, that were any vesting of Options is required by Exchange Policy, written approval of the Exchange is first obtained;

(b)
permit each Optionee, within a specified period of time prior to the completion of the Change in Control as determined by the Board but subject to and conditional upon the completion of the Change of Control, to exercise all of the Optionee’s outstanding Options; or

(c)
subject to and conditional upon the completion of the Change of Control, deem the Plan and all outstanding Options, vested and unvested, terminate, without further act or formality, except to the extent required as determined by the Board.

The Optionee shall execute such documents and instruments and take such other actions, including exercise or settlement of Options vesting pursuant to Subsection 10.6(a) or the Option Agreement, as may be required consistent with the foregoing; provided, however, that the exercise or settlement of Options vesting pursuant to Subsection 10.6(a) or the Option Agreement shall be subject to the completion of the Change of Control event. In taking any of the actions contemplated by this Section 10.6, the Board shall not be obligated to treat all Options held by any Optionee, or all Options in general, identically.

11.
AMENDMENTS & TERMINATION OF PLAN

11.1
Amendment of Option. Subject to Applicable Securities Law and Exchange Policy, the Board may amend the terms of any Option granted in accordance with the Plan upon obtaining, if required, Regulatory Approval and shareholder approval (including Disinterested Shareholder Approval, as applicable) provided that:

(a)
amendments to an Option to reduce the number of Shares under option; increase the Exercise Price; or cancel an Option will not require Regulatory Approval or shareholder approval provided there is a public announcement outlining the terms of the amendment;

(b)
no proposed amendment to an Option shall reduce the Exercise Price to an amount that is less than the Discounted Market Price at the time the amendment becomes effective;

(c)
if an amendment to an Option impairs such Option or is adverse to the Optionee thereof, the amendment shall only be made effective after the written consent of the affected Optionee to such amendment is received; and

(d)
if the amendment of an Option requires Regulatory Approval and/or shareholder approval (including Disinterested Shareholder Approval, as applicable), such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are granted.

11.2
Amendment of Plan. Subject to Applicable Securities Law and Exchange Policy, the Board may amend the Plan, or any portion thereof, upon obtaining Regulatory Approval and, if required, shareholder approval (including Disinterested Shareholder Approval, as applicable) provided that amendments to the Plan to fix typographical errors and amendments to clarify existing provisions of the Plan that do not have the effect of altering the scope, nature and intent of such provisions will not require shareholder approval.

11.3
Termination of Plan. The Board may terminate the Plan at any time in its absolute discretion. If the Plan is so terminated, no further Options shall be granted, but the Options then outstanding shall continue in full force and effect in accordance with the provisions of the Plan for the duration of such time as any Option remains outstanding.

12.
GENERAL PROVISIONS

12.1
Effective Date and Approvals. This Plan was approved and adopted by the Board on October 20, 2017 (the “Adoption Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such Adoption Date subject to Regulatory Approval and initial shareholder approval and thereafter annual shareholder approval (including Disinterested Shareholder Approval, as applicable) as required pursuant to Applicable Securities Law and/or Exchange Policy. Any Options granted under the Plan prior to such approval shall be conditional upon such approval being given and no such Options may be exercised unless and until such approval have been obtained or given.

12.2
Rights as Shareholder. An Optionee has no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including, without limitation, any right to receive dividends or other distributions therefrom or thereon) other than in respect of Optioned Shares purchased by and fully paid for and issued to the Optionee on exercise of the Option.

12.3
Rights to Employment/Service. Nothing contained in the Plan will confer upon any Optionee (or his Consulting Company) any right with respect to employment, term of office or consulting with the Company or a Subsidiary, or interfere in any way with the right of the Company to terminate the Optionee’s employment, term of office or consulting arrangements (or those of his Consulting Company) at any time.

12.4
No Listing Representation. The Company makes no representation or warranty as to whether it will be successful in obtaining, or if applicable, maintaining, a listing for the Shares on any stock exchange or as to the future market value of the Shares issued on the exercise of any Option.

12.5
Notice. Each notice, demand or communication required or permitted to be given under the Plan (each, a “ Notice”) will be in writing and shall be given by by personal delivery, facsimile transmission or by email, if to the Company, to or to the attention of the Corporate Secretary of the Company in each case at the address, facsimile number or email address set forth on the Company’s website or at such other address as the Company may advise an Optionee of, in writing, as being the address for delivery of a Notice to the Company, and if to an Optionee, at the most recent address, facsimile number or email address for the Optionee shown in the records of the Company. All such Notices given as aforesaid shall be deemed to have been given or made only at the time it is served by personal delivery upon the Corporate Secretary or Optionee, as the case may be, or if sent by facsimile or email transmission, upon receipt of confirmation that such transmission has been received; provided that if such delivery or electronic communication is made on a day which is a not a Business Day or later than 5:00 p.m. (Toronto time) on a day which is a Business Day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a Business Day.

12.6
Severability. To the extent a provision of the Plan requires Regulatory Approval or shareholder approval which is not received, such provision shall be severed from the remainder of the Plan until the approval is received and the remainder of the Plan shall remain in full force and effect. If any provision of this Plan, or the application thereof, is determined for any reason and to any extent to be invalid or unenforceable, the remainder of this Plan and the application of such provision to other persons and circumstances shall remain in full force and effect to the fullest extent possible.

12.7
Compliance with Law. Notwithstanding any other provision herein, the Company is not obligated to grant any Options, issue any Shares or other securities, make any payments or take any other action if, in the opinion of the Board, on the advice of counsel for the Company, such action would require the filing and receipt of a prospectus or require the filing of a registration statement or otherwise constitute a violation by an Optionee or the Company of Applicable Securities Laws or any provision of any applicable law, including any statutory or regulatory enactment of any government or government agency. Optioned Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Optioned Shares shall comply with all relevant provisions of law, including, without limitation, Applicable Securities Laws or similar laws of any jurisdiction, and the requirements of the Exchange, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Optioned Shares under the Plan, or the inability of the Company to lawfully issue, sell, or deliver any Optioned Shares, shall relieve the Company of any liability with respect to the non-issuance, sale or delivery of such Optioned Shares.

APPENDIX “B”

LIVEREEL MEDIA CORPORATION

AUDIT COMMITTEE CHARTER

Audit Committee Charter

1. Purpose and Authority

The Audit Committee (“Committee”) is a committee of the board of directors (“the Board”) of Livereel Media Corporation (the “Company”). Its primary function shall be to assist the Board in fulfilling its oversight responsibilities with respect to accounting and financial reporting processes, the integrity of the financial statements the Company, compliance with legal and regulatory requirements, the overall adequacy and maintenance of the systems of internal controls that management has established and the overall responsibility for the Company’s external and internal audit processes including the external auditor’s qualifications, independence and performance.

The Committee shall have access to such officers and employees of the Company, its external auditor and its legal counsel as the Committee considers to be necessary or desirable in order to perform its duties and responsibilities. In addition, the Committee shall have the authority and funding to retain independent legal, accounting and other consultants to advise the Committee. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to any advisers employed by the Committee and to the external auditor employed by the Company for the purpose of rendering or issuing an audit report or performing other audit, review or attest services and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall be accountable to the Board. In the course of fulfilling its specific responsibilities, the Committee shall maintain open communication between the Company’s external auditor and the Board.

The responsibilities of a member of the Committee shall be in addition to such member’s duties as a member of the Board.

The Committee has the duty to review and ensure that the Company’s financial disclosures are complete and accurate, are in accordance with generally accepted accounting principles and fairly present the financial position and risks of the organization. The Committee should, where it deems appropriate, review compliance with laws and regulations and the Company’s own policies.

The Committee will provide the Board with such recommendations and reports with respect to the financial disclosures of the Company as it deems advisable.

2. Membership and Composition

The Committee shall consist of at least three independent directors who shall serve on behalf of the Board. The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. Each member shall meet the independence, financial literacy and experience requirements of any stock exchange upon which the securities of the Company may be listed to the extent required by the rules of such exchange, National Instrument 52-110 – Audit Committees and other regulatory agencies as required. The Board may, at any time, remove or replace any member of the Committee and may fill any vacancy in the Committee.

Financial literacy requires that all members of the Committee shall have the ability to read and understand a set of financial statements that present the breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

A majority of members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other, will constitute a quorum for a meeting of the Committee.

The Board will appoint one member of the Committee to act as the chair (“Chair”) of the Committee. In his or her absence, the Committee may appoint another person to act as chair of a meeting of the Committee provided a quorum is present. The Chair will appoint a secretary of the meeting, who need not be a member of the Committee and who will maintain the minutes of the meeting.

3. Meetings

At the request of the external auditor, the Chair of the Board, the Chief Executive Officer or the Chief Financial Officer of the Company or any member of the Committee, the Chair of the Committee will convene a meeting of the Committee. In advance of every meeting of the Committee, the Chair, with the assistance of the Chief Financial Officer, will ensure that the agenda and meeting materials are distributed in a timely manner.

The Committee shall meet regularly and at least on a quarterly basis. The Committee shall hold in camera sessions without the presence of management after each meeting.

4. Duties and Responsibilities

The Committee shall take charge of all responsibilities imparted on an audit committee of the Company, as they may apply from time to time, under National Instrument 52-110 – Audit Committees and stock exchange rules. The duties and responsibilities of the Committee include the following:

4.1 Financial Reporting and Disclosure

(a)
Review and discuss with management and the external auditor at the completion of the annual examination:

(i)
the Company’s audited financial statements and related notes; the external auditor’s audit of the financial statements and their report;

(ii)
any significant changes required in the external auditor’s audit plan;

(iii)
any serious difficulties or disputes with management encountered during the course of the audit; and

(iv)
other matters related to the conduct of the audit which are to be communicated to the Committee under International Financial Reporting Standards (“IFRS”).

(b)
Review and discuss with management and the external auditor at the completion of any review engagement or other examination, the Company’s quarterly financial statements.

(c)
Review and discuss with management, prior to their public disclosure, the annual reports, quarterly reports, Management’s Discussion and Analysis (“MD&A”), earnings press releases and any other material disclosure documents containing or incorporating by reference audited or unaudited financial statements of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

(d)
Review and discuss with management any guidance being provided to shareholders on the expected earnings of the Company and, if thought advisable, provide their recommendations on such documents to the Board.

(e)
Inquire of the auditors regarding the quality and acceptability of the Company’s accounting principles and estimates, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates.

(f)
Review the Company’s compliance with any policies and reports received from regulators. Discuss with management and the external auditor the effect on the Company’s financial statements of significant regulatory initiatives.

(g)
Meet with the external auditor and management in separate executive sessions, as necessary or appropriate, to discuss any matters that the Committee or any of these groups believe should be discussed privately with the Committee.

(h)
Ensure that management has the proper and adequate systems and procedures in place for the review of the Company’s financial statements, financial reports and other financial information including all Company disclosure of financial information extracted or derived from the Company’s financial statements, and that they satisfy all legal and regulatory requirements. The Committee shall periodically assess the adequacy of such procedures.

(i)
Review with the Company’s counsel, management and the external auditor any legal or regulatory matter, including reports or correspondence, which could have a material impact on the Company’s financial statements or compliance policies.

(j)
Based on discussions with the external auditor concerning the audit, the financial statement review and such other matters as the Committee deems appropriate, recommend to the Board the filing of the audited annual and unaudited quarterly financial statements and MD&A on SEDAR and the inclusion of the audited annual statements and MD&A in the Annual Report on Form 20-F and the unaudited quarterly financial statements and MD&A in the Current Reports on Form 6-K.

4.2 External Auditor

(a)
Be responsible for recommending to the Board the appointment of the Company’s external auditor and for the compensation, retention and oversight of the work of the external auditor employed by the Company. The external auditor shall report directly to the Committee. The Committee shall be responsible to resolve any disagreements, if any, between management and the external auditor regarding financial reporting.

(b)
Consider, in consultation with the external auditor, the audit scope and plan of the external auditor.

(c)
Confirm with the external auditor and receive written confirmation at least once per year as to the external auditor’s internal processes and quality control and disclosure of any investigations or government enquiries, reviews or investigations of the external auditor.

(d)
Take reasonable steps to confirm at least annually the independence of the external auditor, which shall include:

(i)
ensuring receipt from the external auditor of a formal written statement delineating all relationships between the external auditor and the Company, consistent with IFRS, and determine that they satisfy the requirements of all applicable securities laws,

(ii)
considering and discussing with the external auditor any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditor, and

(iii)
approving in advance any audit or permissible non-audit related services provided by the external auditor to the Company with a view to ensuring independence of the external auditor, and in accordance with any applicable regulatory requirements, including the requirements of all applicable securities laws with respect to approval of non-audit related serviced performed by the external auditor.

(e)
Approve the lead audit partner for the Company’s external auditor, confirm that such lead partner has not performed audit services for the Company for more than five previous fiscal years, and otherwise ensure the rotation of the lead partner and other partners in accordance with all applicable securities laws.

(f)
Review and approve the Company’s hiring policies regarding partners, employees and former employees of the present and former external auditors of the Company.

4.3 Internal Controls and Audit

(a)
Review and assess the adequacy and effectiveness of the Company’s systems of internal control and management information systems through discussion with management and the external auditor to ensure that the Company maintains appropriate systems, is able to assess the pertinent risks of the Company and that the risk of a material misstatement in the financial disclosures can be detected.

(b)
Assess the requirement for the appointment of an internal auditor for the Company.

(c)
Review disclosures made to the Committee by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process required under applicable Canadian and United States securities laws. Review any significant deficiencies in the design and operation of internal controls over financial reporting or disclosure controls and procedures and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

4.4 General

(a)
Conduct an ongoing review of any transaction now in effect, and review and approve in advance any proposed transaction, that could be within the scope of “related party transactions” as such term is defined in applicable securities laws, and establish appropriate procedures to receive material information about and prior notice of any such transaction.

(b)
Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(c)
Conduct or authorize investigations into any matter within the scope of this Charter. The Committee may request that any officer or employee of the Company, its external legal counsel or its external auditor attend a meeting of the Committee or meet with any member(s) of the Committee.

(d)
Review the qualifications of the senior accounting and financial personnel.

(e)
Enquire of management and the external auditor regarding significant financial risks or exposures and the steps management has taken to minimize such risks to the Company.

(f)
Perform any other activities consistent with this Charter, the Company’s Articles and governing law, as the Committee or the Board deems necessary or appropriate.

4.5 Oversight Function

While the Committee has the responsibilities and powers set out in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditor. The Committee and the Chair and any members of the Committee identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a member as having accounting or related financial expertise for disclosure purposes is based on that individual’s education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a member of the Committee and the Board in the absence of such designation. Rather, the role of a member of the Committee who is identified as having accounting or related financial expertise, like the role of all members of the Committee, is to oversee the process, not to certify or guarantee the internal or external audit of the Company’s financial information or public disclosure.

5. Chair of the Committee

The Chair of the Committee:

(a)
provides leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate, including overseeing the logistics of the operations of the Committee;

(b)
chairs meetings of the Committee, unless not present, including in camera sessions, and reports to the Board following each meeting of the Committee on the findings, activities and any recommendations of the Committee;

(c)
ensures that the Committee meets on a regular basis and at least quarterly;

(d)
in consultation with the Chair of the Board and the Committee members, establishes a calendar for holding meetings of the Committee;

(e)
establishes the agenda for each meeting of the Committee, with input from other Committee members, the Chair of the Board, and any other parties as applicable;

(f)
acts as liaison and maintains communication with the Chair of the Board and the Board to optimize and co-ordinate input from Board members, and to optimize the effectiveness of the Committee. This includes reporting to the full Board on all proceedings and deliberations of the Committee at the first meeting of the Board after each Committee meeting and at such other times and in such manner as the Committee considers advisable;

(g)
reports annually to the Board on the role of the Committee and the effectiveness of the Committee’s role in contributing to the objectives and responsibilities of the Board as a whole;

(h)
ensures that the members of the Committee understand and discharge their duties and obligations;

(i)
fosters ethical and responsible decision making by the Committee and its individual members;

(j)
together with the Corporate Governance and Nominating Committee, oversees the structure, composition, membership and activities delegated to the Committee from time to time;

(k)
ensures that resources and expertise are available to the Committee so that it may conduct its work effectively and efficiently and pre-approves work to be done for the Committee by consultants;

(l)
facilitates effective communication between members of the Committee and management;

(m)
addresses, or causes to be addressed, all concerns communicated to him or her under the Company’s Whistleblower Policy or Code of Conduct; and

(n)
performs such other duties and responsibilities as may be delegated to the Chair of the Committee by the Board from time to time.

This Charter will be reviewed annually and any recommended changes will be submitted to the Board for approval.

Last reviewed and approved by the Board on October 20, 2017.